To: FRB OF ST. LOUIS: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5537, USPS Return Receipt #: 9590 9402 6613 1028 3108 34.
To: FRB OF NY: USPS Certified Mail Tracking #: 7020 2450 0001 9059 5490, USPS Return Receipt #: 9590 9402 6613 1028 3107 66.

(6.18.04)

Resolutions Authorizing an Institution to Open and Maintain Accounts and Use Services

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted on 02/23/2022 (date) by the board of directors of ____________________

ALEX WAYNE DUNCAN (official name of banking institution) ("Institution"), a banking corporation

duly established and operating under the laws of State of Mississippi, United States of America, with its head office located at 275 WEST HILLS DRIVE, APARTMENT 2, HATTTIESBURG, MISSISSIPPI 39402, in accordance with applicable law and the Institution's chartering documents. I also certify that such resolutions have not been modified, remain in effect, and are not in conflict with any provisions of the Institution's certificate of incorporation, by-laws, or chartering and/or licensing statutes or requirements:

1. RESOLVED, that the Institution is authorized to open and/or maintain a Master Account at the Federal Reserve Bank of the District in which the Institution is located, to agree to all of the provisions of the Federal Reserve Banks' Operating Circular No.1, Account Relationships, to obtain services from and incur obligations to any Federal Reserve Bank, and to agree to all of the provisions of the Federal Reserve Banks' operating circulars covering such services.

2. RESOLVED, that the President, the Chief Financial Officer, Cashier, and ____________________

   MASTER ACCOUNT HOLDER
   (exact titles of officials, or if Institution chooses to authorize specific individuals, insert names and titles of such individuals)

   of the Institution, and each of their successors in office, are each hereby authorized and directed to transmit to the Federal Reserve Banks a list of the names, titles and signatures of persons to be recognized as authorized to apply for a Master Account in the Institution's name, execute agreements relating to such account or any Federal Reserve Bank services, issue instructions on the Institution's behalf to any Federal Reserve Bank, and transact business on the Institution's behalf.

3. RESOLVED, that the officials designated in the foregoing resolutions are each hereby authorized to do any and all acts that may be necessary or incidental to any transaction authorized by the relevant resolution, or that may be designed to carry out the purpose of such resolution; and that such resolution and all the powers hereby granted shall continue in full force until written notice of revocation has been received by the Federal Reserve Bank of the District in which the Institution is located and such Federal Reserve Bank has had reasonable time to act on such notice.

4. RESOLVED, that all prior resolutions regarding accounts with Federal Reserve Banks and/or the use of Federal Reserve Bank services (other than resolutions authorizing the Institution to borrow from and pledge collateral to a Federal Reserve Bank and resolutions relating to daylight overdraft capacity and net debit caps) are hereby revoked.



ALEX WAYNE DUNCAN
CORPORATE
SEAL
1982
MISSISSIPPI

:alex-wayne:duncan
(Signature of certifying official)ᴳ

Duncan, Alex Wayne, Authorized Signatory
(Name and Title)

02/23/2022
(Date)

*** All Rights Reserved.**

*** Void Where Prohibited By Law.**
*** Encouraged Where Endorsed By Public Policy.**
*** See attached Color of Law Warning Pursuant to 18 U.S.C. § 242.**

ᴳ The certifying official must be the Secretary or Assistant Secretary of the Institution or another officer of similar or higher rank. The official also must have the authority to certify the statements in this document and may not be a person authorized in Paragraph 2.